Notice to the Oslo Stock Exchange

[redacted]

ORKLA

08003929

www.orkla.no
P.O. Box 423 Skøyen, NO-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Flagging – Tomra Systems ASA

The share capital reduction approved by the General Meeting of Tomra Systems ASA on 23 April 2008, followed by a decision to cancel 9,670,139 of the company's own shares, was registered by the Register of Business Enterprises as having been carried out on 11 July 2008. Consequently, Orkla ASA's shareholding in Tomra ASA now exceeds 15 %. Orkla ASA owns 24,000,000 shares in Tomra Systems ASA, which is equivalent to 15.48 % of the share capital. The transaction does not entail any change in the number of shares owned by Orkla ASA in Tomra Systems ASA.

Orkla ASA
Oslo, 11 July 2008

Contact point:
Anja Y. Sulen,
Tel: +47 22 54 44 39